EXHIBIT 21

Subsidiaries of the Registrant
EXHIBIT 21	LIST OF SUBSIDIARIES
Name	Percentage Owned	Jurisdiction of Incorporation
American Augers, Inc.	100	Delaware
Astec, Inc.	100	Tennessee
Astec Insurance Company	100	Vermont
Breaker Technology, Inc.	100	Tennessee
Breaker Technology Ltd.	100	Ontario, Canada
Carlson Paving Products, Inc.	100	Washington
CEI Enterprises, Inc.	100	Tennessee
Heatec, Inc.	100	Tennessee
Johnson Crushers International, Inc.	100	Tennessee
Osborn Engineered Products SA (Pty) Ltd.	93	South Africa
Kolberg-Pioneer, Inc.	100	Tennessee
Astec Mobile Screens, Inc. (f/k/a Production Engineered Products, Inc.)	100	Nevada
Roadtec, Inc.	100	Tennessee
Telsmith, Inc.	100	Delaware
Trencor, Inc. (d/b/a Astec Underground)	100	Texas